Sun Life

Sun Life to acquire a majority stake in Advisors Asset Management
AAM to become the retail distribution arm of SLC Management in the U.S.

TORONTO, ON; WELLESLEY, MA; MONUMENT, CO – (September 1, 2022) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced that it intends to acquire a majority stake in Advisors Asset Management, Inc. ("AAM"), a leading independent U.S. retail distribution firm, through SLC Management, Sun Life's institutional fixed income and alternatives asset manager. AAM will become the U.S. retail distribution arm of SLC Management.

AAM provides a range of solutions and products to financial advisors at wirehouses, registered investment advisors ("RIA's") and independent broker-dealers. AAM will have exclusive rights to market and promote SLC Management's specified alternative investment products to the U.S. retail market. AAM oversees $41.4 billion (approximately C$55 billion) in assets as of July 31, 2022. With 10 offices across eight U.S. states, AAM has a team of more than 270 professionals.

Sun Life will acquire a 51% interest in AAM for US$214 million (approximately C$280 million) subject to customary adjustments with a put/call option to acquire the remaining 49% starting in 2028. As part of the transaction, Sun Life is committing to invest up to US$400 million to launch SLC Management alternative products for the U.S. retail market to be distributed by AAM.

"We're thrilled that AAM will be joining SLC Management," said Steve Peacher, President, SLC Management. "We've seen a sustained increase in demand for alternatives from the high-net-worth and ultra-high-net-worth market as they look to add new sources of yield and total return."

"We've been looking to enter into the retail distribution segment for some time now. Adding AAM to our platform allows us to extend our set of world class alternative investment capabilities to new clients and expands the roster of investment solutions that AAM can offer to the U.S. financial advisor market," added Peacher.

With the growing demand among high-net-worth ("HNW") investors for alternative assets in the U.S., the acquisition of a majority stake in AAM will allow SLC Management and its affiliated investment managers, BentallGreenOak, Crescent Capital Group and InfraRed Capital Partners, to offer their investment strategies to the U.S. HNW market. The transaction is also strategic for AAM, which will expand its product roster to include a range of alternative products in commercial real estate, private credit and infrastructure.

"We see significant potential in the alternatives space to deliver steady, reliable returns for our clients, which has been AAM's mission as a trusted resource for financial professionals for more than 40 years," said Scott Colyer, CEO, Advisors Asset Management. "As we sought to diversify and gain a greater foothold within alternatives, it was crucial to identify a best-in-class partner that shared the same client-focused and team-oriented culture as ours. SLC Management's common values and interest in establishing a durable, long-term partnership figured heavily into the decision to join forces with one of the premier alternatives asset managers in the world."

The transaction is expected to close in the first half of 2023, subject to receipt of regulatory approvals and satisfaction of customary closing conditions.

Evercore acted as financial advisor to Sun Life for this transaction and Skadden, Arps, Slate, Meagher & Flom LLP served as legal counsel. For AAM, Berkshire Global Advisors acted as financial advisor and Chapman and Cutler LLP acted as legal counsel.

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2022, Sun Life had total assets under management of C$1.26 trillion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

About SLC Management

SLC Management is a global institutional asset manager that offers institutional investors traditional, alternative and yield-orientated investment solutions across public and private fixed income markets, as well as global real estate equity and debt. SLC Management is the brand name for the institutional asset management business of Sun Life Financial Inc. ("Sun Life") under which the entities of Sun Life Capital Management (U.S.) LLC in the United States, and Sun Life Capital Management (Canada) Inc. in Canada operate. These entities are also referred to as SLC Fixed Income and represent the investment grade public and private fixed income strategies of SLC Management.

BentallGreenOak, InfraRed Capital Partners (InfraRed) and Crescent Capital Group (Crescent) are also part of SLC Management. BentallGreenOak is a leading, global real estate investment management advisor and a globally recognized provider of real estate services. InfraRed is an international investment manager focused on infrastructure, managing equity capital in multiple private and listed funds, primarily for institutional investors across the globe. Crescent is a global alternative credit investment asset manager registered with the U.S. Securities and Exchange Commission as an investment adviser. Crescent provides private credit financing (including senior, unitranche and junior debt) to middle-market companies in the U.S. and Europe and invests in high-yield bonds and broadly syndicated loans.

As of June 30, 2022, SLC Management has assets under management of C$335 billion (US$260 billion).

For more information, please visit slcmanagement.com.

About Advisors Asset Management

For over 40 years, AAM has been a trusted resource for financial advisors and broker/dealers. It offers access to unit investment trusts (UITs), open- and closed-end mutual funds, separately managed accounts (SMAs), structured products, the fixed income markets, portfolio analytics and exchange-traded funds (ETFs). For more information, visit www.aamlive.com.

As of July 31, 2022, the brokerage and advised business at AAM represents approximately $41.4 billion in assets. (Assets under supervision represent $6.1 billion in UIT assets. The firm has $31.5 billion in assets under administration that represents the non-proprietary assets for which AAM provides various levels of service, but not management. The firm's $3.8 billion in assets under management represents AAM's proprietary separately managed account, mutual fund and ETF assets.)

Advisors Asset Management, Inc. (AAM) is a SEC-registered investment advisor and member FINRA/SIPC.

CRN: 2022-0825-10303 R

Forward-Looking Statements

From time to time, Sun Life makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward looking statements contained in this release include, without limitation, statements (i) relating to our strategies, (ii) relating to SLC Management's anticipated acquisition of a 51% equity interest in AAM; (iii) that AAM will become the retail distribution arm of SLC Management; (iv) relating to our growth initiatives and other business objectives, (v) relating to the expected timing of the closing of the transaction, (vi) relating to the expected impact of the transaction on our business, (vii) that are predictive in nature or that depend upon or refer to future events or conditions, and (viii) that include words such as "intends", "expect", "will", and similar expressions.

These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. The forward-looking statements in this news release do not reflect the potential impact of any non-recurring or other special items or of any dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date of this news release. If any non-recurring or other special item or any transaction should occur, the financial impact could be complex and the effect on our operations or results would depend on the facts particular to such item and we cannot describe the expected impact in a meaningful way or in the same way we could present known risks affecting our business.

Forward-looking statements are presented for the purpose of assisting investors and others in understanding our expected financial position and results of operations as at the date of this news release, as well as our objectives for the transaction, strategic priorities and business outlook following the transaction, and in obtaining a better understanding of our anticipated operating environment following the transaction. Readers are cautioned that such forward-looking statements may not be appropriate for other purposes and undue reliance should not be placed on these forward-looking statements.

The following risk factors are related to our intention to acquire a majority interest in AAM that could have a material adverse effect on our forward-looking statements: (i) the ability of the parties to complete the transaction; (ii) the failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (iii) our ability to realize the financial and strategic benefits of the transaction; (iv) the impact of the announcement of the transaction; and (v) the dedication of our resources to completing the transaction. Each of these risks could have an impact on our business relationships (including with future and prospective employees, clients, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects. Other important risk factors that could cause our actual results to differ materially from those expressed in or implied by the forward-looking statements in this presentation are set out in our MD&A for the period ended June 30, 2022 and in Sun Life Financial Inc.'s other annual and interim regulatory filings filed with Canadian securities regulators or furnished to U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Sun Life does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

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Sun Life Media Relations Contact:
Rajani Kamath
Associate Vice-President
Corporate Communications
647-515-7514
rajani.kamath@sunlife.com

Sun Life Investor Relations Contact:
Yaniv Bitton
Vice-President
Investor Relations & Capital Markets
416-979-6464
yaniv.bitton@sunlife.com

Paul Poon
Assistant Vice-President
Investor Relations
416-305-3389
Paul.poon@sunlife.com

SLC Management Media Relations Contact:

Hannah Stewart
Associate Director, Communications
416-557-4428
hannah.stewart@slcmanagement.com

Advisors Asset Management Media Relations Contact:
Matthew Bono
Account Executive, JConnelly
973-590-9110
mbono@jconnelly.com